UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                      For the Year Ended December 31, 2000

                                (Amendment No. 1)


                                NORTH BAY BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   65747710-5
                                 (CUSIP Number)

                                February 14, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is Filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 1 of 4
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NORTH BAY BANCORP - CUSIP No. 65747710-5                       Page 2 of 4 Pages
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1.  Names of Reporting Persons ............................... Terry L. Robinson

    S.S. or I.R.S. Identification Nos. of above persons ...... SS# ###-##-####
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2.  Check the appropriate box if a member of a group           (a) [ ]
                                                               (b) [ ]
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3.  SEC use only .............................................
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4.  Citizenship or place of organization .............. United States of America
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Number of shares beneficially owned by each reporting person with

5.  Sole voting power ..................................................  32,197

6.  Shared voting power ................................................  32,569

7.  Sole dispositive power .............................................  32,197

8.  Shared dispositive power ...........................................  32,569
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9.  Aggregate amount beneficially owned by each reporting person .......  64,766
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10. Check box if the aggregate amount in Row (9) excludes certain shares
    (see instructions) .................................................  [ ]
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11. Percent of class represented by amount in row (9) ..................  3.50%
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12. Type of reporting person (see instructions) ........................  IN
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                                                                     Page 2 of 4

                                  SCHEDULE 13G

                              By Terry L. Robinson
                         Stockholder, North Bay Bancorp

Item 1(a) Name of Issuer: North Bay Bancorp

Item 1(b) Address of Issuer's principal executive offices:
          1500 Soscol Avenue, Napa, California 94559-1314

Item 2(a) Name of person filing: Terry L. Robinson

Item 2(b) Address of residence: 1500 Soscol Avenue, Napa, California 94559-1314

Item 2(c) Citizenship: United States of America

Item 2(d) Title of class of securities: Common Stock

Item 2(e) CUSIP No.: 65747710-5

Item 3:   Not Applicable

Item 4    Ownership: The following information is provided as of December 31,
                     2000

          (a) Amount beneficially owned: 64,766

          (b) Percent of class: 3.50%

          (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:  32,197

              (ii)  Shared power to vote or to direct the vote: 32,569

              (iii) Sole power to dispose or to direct the disposition: 32,197

              (iv)  Shared power to dispose or to direct the disposition: 32,569

Item 5    Ownership of 5 percent or less of a class:
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6    Ownership of more than 5 percent on behalf of another person:
          Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:
          Not Applicable

Item 8    Identification and Classification of Members of the Group:
          Not Applicable

Item 9    Notice of Dissolution of Group:  Not Applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001


                                              /s/ Terry L. Robinson
                                              ----------------------------------
                                              Terry L. Robinson

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